CESP Companhia Energética de São Paulo

Data | Ref. CESP

São Paulo, February 19, 2002 | CT/FFM/031/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02015398

02 FEB 26 AM 8:45

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Minutes of the 458th Meeting of Board of Directors held on January 28, 2002. The item mentioned there is related to the resignation of the councilmember Dalmo do Valle Nogueira Filho. It is being published in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil" today.

We take this opportunity to provide you below with our new address, phones and faxes:

CESP – Companhia Energética de São Paulo
Alameda Ministro Rocha Azevedo, 25
Cerqueira Cesar – São Paulo – SP
Brazil
01410-010

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

CFO and Investor Relations – Mr. Vicente K. Okazaki, 14th floor, tel: (11) 252-3415, 252-3489, fax: (11) 3285-1377, email: vicente.okazaki@cec.cesp.com.br.

Relations with the Market Division Manager – Mr. Valmir Alves Gomes, 13th floor, tel: (11) 252-252-3680, 252-3682, fax (11) 3266-8785, email: valmir.gomes@cec.cesp.com.br.

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

dlw 2/26

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 458th MEETING OF THE BOARD OF DIRECTORS

On January 28, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers Carlos Pedro Jens and Nelson Vieira Barreira... Following, he informed he had received a resignation letter dated January 22, 2002 from the councilmember Dalmo do Valle Nogueira Filho, whose letter was filed with the Executive Secretary of the Board of Directors. He took this opportunity to emphasize the significant contribution this councilmember has given to the decision making processes of this Board. Taking the floor, the councilmember Ruy Martins Altenfelder Silva both mentioned the important work developed by Mr. Dalmo do Valle Nogueira Filho and congratulated him for the important position he is now taking over as Secretary of the Government and Strategical Manangement. He also emphasized his admiration for the former Secretary, Prof. Antonio Angarita, whose opinion was unanimously endorsed by the councilmembers present. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, José Alexandre Nogueira de Resende, Lívio Antonio Giosa, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Mauro Bragato, Miguel Carlos Fontoura da Silva Kozma, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, January 28, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors